Exhibit 99.1

Azure Power’s Announces Final Results of Rights Offering

Ebene, January 27, 2022: Azure Power Global Limited (the “Company”) announced today the final results of its previously announced rights offering.

By the end of the subscription period on January 24, 5:00pm EST, 78.4% of the rights had been exercised, and, accordingly, 12,404,282 newly issued equity shares of the Company were subscribed. The remaining 3,424,635 unsubscribed shares will be purchased at the rights offering subscription price by CDPQ Infrastructures Asia Pte Ltd. (“CDPQ”) and OMERS Infrastructure Asia Holdings Pte. Ltd. (“OMERS”) under the Backstop Commitment Agreement with the Company (the “Backstop Agreement”). Under the Backstop Agreement, CDPQ will purchase 2,054,781 of the unsubscribed equity shares and OMERS will purchase 1,369,854 of the unsubscribed equity shares. After taking into account the equity shares subscribed under the rights offering and purchased pursuant to the Backstop Agreement, the Company will have raised gross proceeds of $249,938,599.

Investors (other than the backstop shareholders) who have participated in the rights offering should expect to see the shares of common stock issued to them in book-entry or, uncertificated, form on or about January 28, 2022. Any excess subscription payments received by Computershare Trust Company, N.A. (the “subscription agent”) will be returned by the subscription agent to investors, without interest or deduction, through the same method by which they participated in the rights offering.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent sustainable energy solutions provider in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor, and operator of utility scale renewable projects since its inception. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com

Media Contact:

pr@azurepower.com